FOURTH WAVE ENERGY, INC.
                        75 E. Santa Clara St., 6th Floor
                               San Jose, CA 95113
                                 (408) 213-8874

                                 April 19, 2021


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Fourth Wave Energy, Inc.
            Registration Statement on Form S-1
            Filed April 9, 2021
            File No. 333-255168

     Fourth Wave Energy, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Wednesday, April 21, 2021 at 2:00 P.M. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o    the  Company  may  not  assert  staff  comments  and  the   declaration  of
     effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     Very Truly Yours,

                                     FOURTH WAVE ENERGY, INC.

                                     /s/ J. Jacob Isaacs
                                     ---------------------------
                                     J. Jacob Isaacs,
                                     Principal Executive Officer